Exhibit 12.1

MetLife, Inc.

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(In millions, except ratios)
Income (loss) from continuing operations before provision for income tax	$2,784	$1,919	$1,442	$9,184	$3,729	$(4,618)	$4,936
Less: Undistributed income (loss) from equity investees	359	305	377	180	424	(1,473)	(784)

Adjusted earnings before fixed charges (1)	2,425	1,614	1,065	9,004	3,305	(3,145)	5,720

Add: Fixed charges
Interest and debt issue costs (2)	1,011	1,045	1,389	1,666	1,565	1,083	1,157
Estimated interest component of rent expense	23	22	28	34	50	74	46
Interest credited to bank deposits	2	60	78	95	137	163	166
Interest credited to policyholder account balances	6,036	5,681	7,729	5,603	4,919	4,845	4,787

Total fixed charges	7,072	6,808	9,224	7,398	6,671	6,165	6,156

Preferred stock dividends (3)	103	145	134	385	173	225	181

Total fixed charges plus preferred stock dividends	7,175	6,953	9,358	7,783	6,844	6,390	6,337

Total earnings and fixed charges	$9,497	$8,422	$10,289	$16,402	$9,976	$3,020	$11,876

Ratio of earnings to fixed charges (1)	1.34	1.24	1.12	2.22	1.50	—	1.93

Total earnings including fixed charges and preferred stock dividends	$9,600	$8,567	$10,423	$16,787	$10,149	$3,245	$12,057

Ratio of earnings to fixed charges and preferred stock dividends (1)	1.34	1.23	1.11	2.16	1.48	—	1.90

(1)	Earnings were insufficient to cover fixed charges at a 1:1 ratio by $3,145 million for the year ended December 31, 2009, primarily due to increased derivatives losses on freestanding derivatives, partially offset by gains on embedded derivatives.

(2)	Interest costs include $96 million and $125 million related to variable interest entities for the nine months ended September 30, 2013 and 2012, respectively. Excluding these costs would result in a ratio of earnings to fixed charges and ratio of earnings to fixed charges including preferred stock dividends of 1.35 and 1.34, and 1.24 and 1.24, respectively. Interest costs include $163 million, $324 million and $411 million related to variable interest entities for the years ended December 31, 2012, 2011 and 2010, respectively. Excluding these costs would result in a ratio of earnings to fixed charges and ratio of earnings to fixed charges including preferred stock dividends of 1.12 and 1.12, 2.49 and 2.40, and 1.53 and 1.51, respectively.

(3)	For the year ended December 31, 2011, preferred stock dividends includes the redemption premium of $211 million associated with the convertible preferred stock repurchased and canceled in March 2011.